

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   December 14, 2015

<u>Via E-mail</u>
Oivi Launonen
Chief Executive Officer
Seguin Natural Hair Products Inc.
2505 Anthem Village E. Drive
Henderson, NV 89058

> **Re: Seguin Natural Hair Products Inc.**
> **Amendment No. 2 Registration Statement on Form S-1**
> **Filed December 7, 2015**
> **File No. 333-205822**

Dear Mr. Launonen:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13</u>

1.   Please update the following sections of your MD&A to account for your results of operations for the quarter ended September 30, 2015:
- Results of Operations;
- Liquidity and Capital Resources; and
- Cash Flows.

<u>Certain Relationships and Related Party Transactions</u>

2.   Please identify the significant stockholder who advanced you $80 during the year ended March 31, 2015 and $255 during the quarter ended September 30, 2015. Additionally, please disclose these transactions under this section.

You may contact Mindy Hooker, Staff Accountant at 202-551-3732 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
       Richard Anslow, Esq.
       Ellenoff Grossman & Schole LLP